MSP CPA's & Advisors

Michael A. Pivoz
Mark L. Smith
Jeffry A. Campeau
Peijin Wu Hoppe
Jason L. Pivoz
Robert E. Mellen

Report of Independent Registered Public Accounting Firm

Board of Directors
CIG Securities, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying CIG Securities, Inc.'s Exemption Report, in which (1) CIG Securities, Inc., identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which CIG Securities, Inc. claimed an exemption from Rule 15c3-3((k)(2)(ii)) (the "Exemption Provision") and (2) CIG Securities, Inc., stated that CIG Securities, Inc., met the identified Exemption Provision throughout the most recent fiscal year without exception. CIG Securities, Inc.'s management is responsible for compliance with the Exemption Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the CIG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mellen Smith & Pivoz

Bingham Farms, Michigan
February 28, 2018

Mellen, Smith & Pivoz, PLC • Certified Public Accounts
30800 Telegraph Rd. • Suite 2800 • Bingham Farms, MI 48025 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com